Umbrella Dry Bar, LLC (the "Company") a North Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Umbrella Dry Bar, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 14, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	337	2,128
Total Current Assets	337	2,128
Non-current Assets		
Other Liabilities	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	337	2,128
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	7,992	1,040
Line of Credit	349	-
Total Current Liabilities	8,341	1,040
Long-term Liabilities		
Other Liabilities	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	8,341	1,040
EQUITY		
Member Contributions	32,328	2,128
Accumulated Deficit	(40,332)	(1,040)
Total Equity	(8,004)	1,088
TOTAL LIABILITIES AND EQUITY	337	2,128

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,583	-
Cost of Revenue	3,011	40
Gross Profit	(1,429)	(40)
Operating Expenses		
Advertising and Marketing	13,793	-
General and Administrative	24,071	1,000
Total Operating Expenses	37,864	1,000
Net Income (loss)	(39,292)	(1,040)

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(39,292)	(1,040)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	7,301	1,040
Other		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	7,301	1,040
Net Cash provided by (used in) Operating Activities	(31,991)	-
INVESTING ACTIVITIES		
Equipment		
Furniture & Fixtures		
Leasehold Improvements		
Trademark		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Member Contributions	30,200	2,128
Debt Issuances		
Payments on Debt		
Dividends Paid		
Net Cash provided by (used in) Financing Activities	30,200	2,128
Cash at the beginning of period	2,128	-
Net Cash increase (decrease) for period	(1,791)	2,128
Cash at end of period	337	2,128

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 10/19/2021	-	-	-
Capital Contributions	2,128	-	2,128
Net Income (Loss)	-	(1,040)	(1,040)
Ending Balance 12/31/2021	2,128	(1,040)	1,088
Capital Contributions	30,200	-	30,200
Net Income (Loss)	-	(39,292)	(39,292)
Prior Period Adjustment	-	-	-
Ending Balance 12/31/2022	32,328	(40,332)	(8,004)

Umbrella Dry Bar, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Umbrella Dry Bar, LLC was formed in North Carolina on October 19th, 2021. The Company plans to earn revenue through selling non-alcoholic beverages in a brick-and-mortar location in Raleigh, NC. The physical space will be a craft cocktail bar, retail bottle shop, and event space - where all drinks are alcohol-free.

The Company is conducting a crowdfunding campaign in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

At the present time, the Company does not have an Equity-based Compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - The Company has a Line of Credit with an Interest Rate of 18.24%. The outstanding balance is $349 as of December 31, 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	349	18.24%	-	349	-	349	-	-	-	-	-
Total				**349**	**-**	**349**	**-**	**-**	**-**	**-**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	349
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a single-member LLC and operates on Membership Interest. As of December 31, 2022, 1000 Membership units are issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 14, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized and may continue to generate losses for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.